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                              April 21, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed April 3, 2023
                                                            File No. 333-270267

       Dear Qun Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Will I experience dilution as a result of the Business Combination?, page 13

   1. Please revise the table to clearly disclose the shares to be issued pursuant to the NextG
                                                        Tech Convertible Debts.
       Summary of the Proxy Statement/Prospectus , page 19

   2. We note your response to comment 3 and reissue. Please revise to (i) quantify the "large volume delivery" of
K50s and (ii) clarify the number of K20 pre-orders that you expect to fulfill if you raise
the low end of your projected financing. For example, disclose the
 Qun Lu
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CH AUTO LastNameQun    Lu
             Inc.
Comapany
April       NameCH AUTO Inc.
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         number if K20s, if any, that will be delivered if the company is able to raise between $55 million and $100 million.
Organizational Structure, page 21

3. We note your response to prior comment 21. Please revise the chart to explicitly reflect the equity ownership. In that regard, we note that the solid line in the chart for the various entities reflects equity ownership.
Going Concern, page 24

4. It appears that you removed disclosure from the last paragraph of this section. Please advise or revise to include the disclosure from the previous filing.
5. We note your response to comment 4. We note your disclosure that your operating income will be used to satisfy its capital expenditure requirement, which is estimated to be
         US$150 million for three years between 2023 and 2025. Please disclose risk regarding your ability to generate sufficient income to meet your anticipated capital expenditures.
CSRC Approval, page 40

6. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings and your disclosure that the company will be required to complete the filing procedures with the CSRC in connection with the business combination prior to the overseas offering and listing.
         Please revise to disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures.
Background of the Business Combination, page 117

7. We note your response to comment 7 and reissue in part. Please update the background of the business combination section to discuss (i) the outcome of the reorganization
         negotiations with the company   s existing shareholders and (ii) the
NextG Tech convertible
         debt.
Offline Sales Network, page 153

8. We note your disclosure regarding the collaboration arrangement with Mullen
         Automotive, Inc. Please expand your disclosure to provide a description of the material facts surrounding the dispute and the material terms of the collaboration agreement.
Unaudited Pro Forma Condensed Combined Financial Statements, page 200

9. We have reviewed your response to prior comment 11 and the revisions to the filing, including the disclosures on pages 22-23, pages 93-94 and the additional pro forma scenarios presented in the pro forma financial statements. Please further address the following:
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                In regard to the numbers of shares subject to equity pledges and judicial freezes disclosed on pages 22-23 and pages 93-94, clarify, if accurate, all amounts represent shares before the Reorganization.
                In regard to the numbers of shares subject to equity pledges and judicial freezes disclosed on pages 22-23 and pages 93-94, more fully explain how the numbers of shares disclosed under Prior to the closing of the Business Combination and following the closing of the Business Combination were determined or calculated.
                In regard to shares subject to equity pledges and judicial freezes, you indicate unless you are able to obtain an aggregate of at least 66.6667% of the voting rights of all the outstanding shares of CH-AUTO TECH entitled to vote the business combination will not occur; however, you also appear to indicate events could occur after the business combination that may impact your equity interests and accounting. To the extent accurate, more fully explain the range of possible events that could occur after the business combination regarding the shares subject to equity pledges and judicial freezes and more fully explain the potential consequences and impact those events could have on the combined entity, including related accounting impacts.
                In regard to the 3,750,000 advisor shares to be issued, you indicate the shares will be accounted for as offering costs; however, it appears the value of the shares to be
              issued exceeds the amount of    offering proceeds    that would
be obtained from
              MCAF under multiple pro forma redemption scenarios. More fully explain how you considered the accounting for the shares given the value of the shares appears to exceed the proceeds that would be obtained in the business combination under certain pro forma scenarios.
10. We have reviewed your response to prior comment 12 and your disclosures related to the net tangible asset requirement. We note the pro forma scenarios that assume maximum redemptions also assume the proposal to eliminate the net tangible asset requirement is approved. Please tell us your consideration to presenting an additional pro forma scenario that reflects the maximum number of shares that could be redeemed and allow the business combination to occur if the proposal to eliminate the net tangible asset requirement is not approved such that the pro forma financial statements would reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.
Notes to Unaudited Pro Forma Combined Financial Statements
Note 5. Loss Per Share, page 217

11. Please expand the number of sub-note explanations on page 220 to correspond with the sub-notes included in the tables on pages 217 through 220. In this regard, we note the tables include references to sub-notes 1 through 6; however, the explanations provided on page 220 only include sub-notes 1 and 2. Please clarify or revise accordingly.

12. In regard to the tables of total weighted average shares outstanding under Reorganization
         Scenario II for the periods ended June 30, 2022 and December 31, 2022 on pages 219 and
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         220, please more fully explain how you determined the number of Class B ordinary shares of Pubco, as the differences in those shares represent the primary difference relative to the total weighted average shares outstanding under Reorganization Scenario I.

Exhibits

13. With respect to the auditor consents for both UHY LLP and Marcum Asia CPAs LLP, please ensure all future amendments include currently dated consents from each auditor.
         In this regard, we note the current amendment did not include an
Exhibit 23.3 consent
         from UHY LLP and instead indicated their consent was previously filed.

14.      We have reviewed your disclosures made in response to prior comment
15. Please refer
         to Exhibit 23.1 and further address the following:
             Refer to the first paragraph. In the first sentence, clarify that the Registration
             Statement on Form F-4 is that of CH AUTO Inc. and that the auditors are consenting to the use of their audit report on the financial statements of CH-AUTO Technology
             Corporation Limited included therein. The current disclosure states the Registration
             Statement is that of CH-AUTO Technology Corporation Ltd.
             Expand the first paragraph to also state whether the auditors consent to the reference to their Firm under the heading "Experts", similar to the disclosure in the last sentence of the second paragraph of this Exhibit.



15. We note your response to comment 17 and reissue in part. Please revise the risk factor section to address any risks related to the Voting Rights Proxy Agreement and Economic
         Rights Transfer Agreement, including any risks related to enforceability. In that regard, we note these agreements are governed under PRC law.
General

16. In the next amendment, please comply with the financial statement updating requirements for CH AUTO, Inc., CH-Auto Technology Corporation Ltd., and Mountain Crest
         Acquisition Corp. IV. ("MCAF"). In this regard, please provide updated audited financial statements for the fiscal year ended December 31, 2022 for each entity, along with related updated financial information, such as, but not limited to, Summary and Selected
         Financial Information, MD&A, and Unaudited Pro Forma Condensed
Combined
         Financial Statements. Refer to Item 8.A of the Form 20-F with respect to CH-AUTO Inc.
         and CH-Auto Technology Corporation Ltd. and Rule 8-08 of Regulation S-X with respect to MCAF.

17. You state in your response to comment 6 that "[p]er the articles of association of CH-
         AUTO Tech, the Holding Company shall have ability to direct, directly or indirectly, at
 Qun Lu
CH AUTO Inc.
April 21, 2023
Page 5
         least 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of
         CH-AUTO Tech entitled to vote to be able to control CH-AUTO Tech. If any shares of the Company under pledge or judicial freezing are later exercised or auctioned off to make that the Holding Company directs, directly or indirectly, less than 66.6667% (or two thirds) of the voting rights of all outstanding equity securities of CH-AUTO Tech entitled to vote, the Holding Company will lose the ability to consolidate the financial results of
         CH-AUTO Tech and the Company and CH-AUTO Tech will not proceed to close the
         Business Combination." Please revise the registration statement to prominently disclose that CH-AUTO Tech's articles of association contain this requirement. Additionally, please file the articles of association of CH-AUTO Tech as an exhibit to the registration statement.
18. We note your response to comment 20. Please expand the disclosure to clearly discuss the specific Nasdaq continuous listing standards that the company may be unable to meet if the auditor of Pubco determines that Pubco is unable to consolidate its results of operations.
19. We continue to assess your response to prior comment 22 and may have further comments.

20. We note your response to prior comment 18. We also note your disclosure "the Company does not expect that, prior to the consummation of the Business Combination, (1) its creditors will exercise equity pledge or that (2) shares subject to judicial freezing will be auctioned off. The Holding Company will be prohibited from receiving the dividends
         derived from such pledged shares of Company   s common stock without
the consent of the
         pledgees." We also note your disclosure that the court auction process in China typically takes six to twelve months. We also note that in your response letter you stated that the
         Company will not proceed to close the Business Combination if Pubco is not able to direct, directly or indirectly, at least 66.6667% of the voting rights of the outstanding equity securities of CH-AUTO Tech entitled to vote. Please disclose whether this is a closing condition and if this condition can be waived. Please include any related risks.
        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameQun Lu                                       Sincerely,
Comapany NameCH AUTO Inc.
                                                               Division of
Corporation Finance
April 21, 2023 Page 5                                          Office of
Manufacturing
FirstName LastName